Filed by Silver Crest Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TH International Limited

Commission File No. 333-259743

Silver Crest Acquisition Corporation Announces Effectiveness of Registration Statement
and August 18, 2022 Extraordinary General Meeting of Shareholders to Approve Business
Combination with TH International Limited

NEW YORK, July 21, 2021 -- Silver Crest Acquisition Corporation (NASDAQ: SLCR) (“Silver Crest”) today announced that the registration statement on Form F-4 (as amended, the “Registration Statement”) filed by TH International Limited (together with its wholly owned subsidiaries, “THIL” or “Tims China”) relating to the previously announced business combination between Silver Crest and THIL, which holds the exclusive master franchise rights for Tim Hortons coffee shops in China, has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2022.

Silver Crest will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to shareholders of record as of the close of business on June 6, 2022. The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of Silver Crest’s shareholders.

The extraordinary general meeting of shareholders of Silver Crest will be held at 9:30 a.m. Eastern Time, on August 18, 2022 at the offices of Appleby at Suites 4201-03 & 12, 42/F, One Island East, Taikoo Place, 18 Westlands Road, Quarry Bay, Hong Kong and virtually over the Internet by means of a live audio webcast at https://www.virtualshareholdermeeting.com/SLCRU2022SM, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned (the “extraordinary general meeting”).

Due to health concerns stemming from the COVID-19 pandemic, and to support the health and wellbeing of our shareholders, Silver Crest encourages its shareholders to attend the extraordinary general meeting virtually via the live webcast. Silver Crest shareholders are cordially invited to attend and participate in the extraordinary general meeting online by visiting https://www.virtualshareholdermeeting.com/SLCRU2022SM and entering the 16-digit control number found on the proxy card.

If the proposals at the extraordinary general meeting are approved by Silver Crest shareholders, the parties anticipate that the business combination will close and the combined entity will commence trading on the NASDAQ Stock Market under the new ticker symbol "THCH” and “THCHW” on or after August 19, 2022, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

If any Silver Crest shareholder does not receive the Proxy Statement, such shareholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact D.F. King & Co., Inc. at +1-800-967-7635. Questions can also be sent by email to SLCR@dfking.com.

This notice of the extraordinary general meeting is and the Proxy Statement will be available at https://central.proxyvote.com.

About Silver Crest Acquisition Corporation

Silver Crest is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While Silver Crest may pursue a business combination target in any business or industry, Silver Crest intends to concentrate its efforts in identifying global or regional businesses with differentiated products and services in one or more high growth consumer and consumer technology sectors.

About TH International Limited

Tims China is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed the Registration Statement with the SEC with respect to the business combination, which has been declared effective by the SEC on July 20, 2022. The Proxy Statement and other relevant documentation will be mailed to Silver Crest’s shareholders of record as of the close of business on June 6, 2022. Silver Crest’s shareholders and other interested persons are advised to read the Proxy Statement and other materials that Silver Crest may file with the SEC from time to time in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination, because these materials contain, or will contain, important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the Proxy Statement, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs annual report on Form 10-K for the year ended December 31, 2021 and the Proxy Statement. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is also set forth in the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between THIL and Silver Crest. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this communication include the consummation of the business combination and the listing of THIL’s securities. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Crest’s securities, (ii) the risk that the transaction may not be completed by Silver Crest’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Silver Crest, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Silver Crest and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on THIL’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of THIL and potential difficulties in THIL employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against THIL or against Silver Crest related to the Merger Agreement or the proposed transaction, (ix) the ability to obtain approval for listing or maintain the listing of THIL’s securities on a national securities exchange, (x) the price of Silver Crest’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which THIL operates, variations in operating performance across competitors, changes in laws and regulations affecting THIL’s business, THIL’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by Silver Crest from time to time with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crest’s annual report on Form 10-K for the year ended December 31, 2021. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and THIL and Silver Crest assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither THIL nor Silver Crest gives any assurance that either THIL or Silver Crest, or the combined company, will achieve its expectations.

Contacts

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com